UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 6, 2017

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                                     No                X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                                     No                X

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) ORIGINALLY FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED BY POST-EFFECTIVE AMENDMENTS NOS. 1, 2 AND 3 THERETO

At-the-Market Offering Program and Equity Distribution Agreement.

On November 6, 2017, Seaspan Corporation (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC (the “Agents”). Pursuant to the terms of the Agreement, the Company may sell from time to time through the Agents, as the Company’s sales agent, shares of the Company’s Class A common stock having an aggregate offering price of up to $100,000,000 (the “Shares”). Sales of the Shares, if any, will be made in “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, including transactions made directly on or through the New York Stock Exchange or other market for our Shares in the United States, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, or any other methods permitted by law. The Agreement provides that the Agents, when acting as the Company’s agent, will be entitled to compensation of up to 2.0% of the gross sales price of the Shares sold through the Agents from time to time.

The Company intends to use the net proceeds from the sales of the Shares, after deducting the Agents’ commissions and offering expenses, for general corporate purposes, which may include funding acquisitions, funding capital expenditures on existing newbuild vessels and debt repayments.

The Shares will be issued pursuant to the Company’s Registration Statement on Form F-3 filed May 23, 2016 (Registration No. 333-211545), as amended by Post-Effective Amendments Nos. 1, 2 and 3 thereto. The Company will file a prospectus supplement, dated November 6, 2017, with the Securities and Exchange Commission in connection with the offer and sale of the Shares.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein. Legal opinions relating to the Shares are filed herewith as Exhibits 5.1, 8.1, 8.2 and 8.3.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated November 6, 2017, between Seaspan Corporation, Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC

5.1	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.1	Opinion of Perkins Coie LLP, United States counsel to Seaspan Corporation

8.2	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.3	Opinion of Blake, Cassels & Graydon LLP, Canadian counsel to Seaspan Corporation

23.1	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

23.3	Consent of Blake, Cassels & Graydon LLP (contained in Exhibit 8.3 hereto)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2017	SEASPAN CORPORATION

	By:	/s/ David Spivak
David Spivak
Chief Financial Officer

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